

Kelso Technologies

82-244

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

(previously Form 61)

BCSC

British Columbia Securities Commission

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

*   a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
*   a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
*   income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
    Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown sh~~~~ ~~~~~~~ minimum, each component that con~~~~~~ ~~~~re of the total amount for a material classificatio~ ~~~~~ed on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
    Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
    Provide the following information for the year-to-date period:
    (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

    (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
    Provide the following information as at the end of the reporting period:
    (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
    (b) number and recorded value for shares issued and outstanding,
    (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
    (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General Instructions

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. Description of Business

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. Subsequent Events

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. Financings, Principal Purposes and Milestones

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. Liquidity and Solvency

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: *Continuous Disclosure* and Filing Type: *Interim Financial Statements* or *Annual Financial Statements*. Schedule A (Financial Statements) is filed under Document Type: *Interim Financial Statements* or *Annual Financial Statements*. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Kelso Technologies Inc.		May 31, 2002	02/07/10

ISSUER ADDRESS
801 - 1318 Homer Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	British Columbia	V6B 6A7	(604) 899-1144	(604) 899-1274

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Stephen Grossman	Director	(604) 899-1274

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kelsotek@kelsotech.com	www.kelsotech.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
►	Stephen Grossman	2002/07/10
►	John Carswell	2002/07/10

FIN 51-901F (Reverse) Rev. 2000 / 12 / 19

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2002

(unaudited - prepared by management)

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Cash Flows

Notes to the Consolidated Financial Statements

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEET

May 31, 2002

(unaudited - prepared by management)

	May 31, 2002	August 31, 2001
ASSETS		
Current:		
Cash	$ 137,850	$ 6,732
Goods and services tax receivable	1,259	1,067
	$ 139,109	$ 7,799
Capital assets	8,282	3,194
	$ 147,391	$ 10,993
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 70,234	$ 239,416
Funds advanced for share subscriptions	20,000	-
	$ 90,234	$ 239,416
SHAREHOLDERS' DEFICIT		
Share capital:		
Common shares	$ 5,326,296	$ 4,710,485
Preference shares	130,500	130,500
Deficit	(5,399,639)	(5,069,408)
	$ 57,157	$ (228,423)
	$ 147,391	$ 10,993

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Nine Months Ended May 31, 2002

(unaudited – prepared by management)

	Three Months Ended May 31, 2002	Three Months Ended May 31, 2001	Nine Months Ended May 31, 2002	Nine Months Ended May 31, 2001
Revenue	$ -	$ -	$ -	$ -
Expenses:				
Accounting and legal	$ 27,081	$ 9,275	$ 81,191	$ 42,033
Advertising	140	51	3,979	1,234
Amortization	543	270	1,304	810
Automobile	2,129	1,950	6,029	5,862
Bank charges and interest	287	202	962	938
Consulting	2,528	-	34,611	15,335
Interest	-	5,000	-	14,000
License and fees	1,411	1,446	18,137	8,527
Management fees	28,550	20,550	69,650	61,650
Office	12,362	750	17,028	16,293
Rent	2,528	2,528	7,583	7,583
Telephone	1,391	518	3,726	1,591
Travel and promotion	9,305	2,133	16,308	10,335
	$ 88,255	$ 44,673	$ 260,508	$ 186,191
Loss before the undernoted	$ (88,255)	$ (44,673)	$ (260,508)	$ (186,191)
Interest income	76	199	972	818
Research and development costs	(15,109)	-	(70,695)	(8,308)
Net loss for the period	$ (103,288)	$ (44,474)	$ (330,231)	$ (193,681)
Deficit, beginning of period	(5,296,351)	(4,967,563)	(5,069,408)	(4,818,356)
Deficit, end of period	$ (5,399,639)	$ (5,012,037)	$ (5,399,639)	$ (5,012,037)

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Nine Months Ended May 31, 2002

(unaudited – prepared by management)

	Three Months Ended May 31, 2002	Three Months Ended May 31, 2001	Nine Months Ended May 31, 2002	Nine Months Ended May 31, 2001
Cash flows from (used in) operating activities				
Net loss for the period	$ (103,288)	$ (44,474)	$ (330,231)	$ (193,681)
Add: item not affecting cash				
-amortization	543	270	1,304	810
	$ (102,745)	$ (44,204)	$ (328,927)	$ (192,871)
Changes in other non-cash items				
Goods and services tax receivable	2,656	709	(192)	2,074
Accounts payable	(11,859)	21,949	(169,182)	15,658
	$ (111,948)	$ (21,546)	$ (498,301)	$ (175,139)
Cash flows used in investing activities				
Acquisition of capital assets	$ (1,440)	$ (1)	$ (6,392)	$ (402)
Cash flows from (used in) financing activities				
Funds advanced for share subscription	$ 20,000	$ 25,000	$ 20,000	$ 25,000
Issuance of common shares	51,000	6,540	615,811	88,631
Issuance of preferred shares	-	-	-	50,000
Loans payable	-	-	-	(9,320)
	$ 71,000	$ 31,540	$ 635,811	$ 154,311
Increase (decrease) in cash during the period	$ (42,388)	$ 9,993	$ 131,118	$ (21,230)
Cash, beginning of period	180,238	3,943	6,732	35,166
Cash, end of period	$ 137,850	$ 13,936	$ 137,850	$ 13,936

KELSO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2002

(unaudited – prepared by management)

1. Basis of Operations

The accompanying financial information reflects the same accounting policies and methods of applications as the audited consolidated financial statements for the year ended August 31, 2001. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles because certain information included in the audited consolidated financial statement for the year ended August 31, 2001 has not been included in this report.   These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's Annual Report.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: _____ **Schedule A**

_____X_____ **Schedules B & C**

(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: Kelso Technologies Inc.

FOR QUARTER ENDED: May 31, 2002

DATE OF REPORT (YY/MM/DD):   02/07/10

ISSUER ADDRESS: 801 – 1318 Homer Street

                                                              Vancouver, British Columbia, V6B 6A7

ISSUER TELEPHONE NUMBER: (604) 899 - 1274

ISSUER FAX NUMBER: (604) 899 - 1144

CONTACT NAME: Stephen Grossman

CONTACT POSITION: President

CONTACT TELEPHONE NUMBER: (604) 866 - 1274

CONTACT E-MAIL ADDRESS: kelsotek@kelsotech.com

WEB SITE ADDRESS: www.kelsotech.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"Stephen Grossman"   Stephen Grossman   02/07/10

DIRECTOR'S SIGNATURE   PRINT FULL NAME   DATE SIGNED (YY/MM/DD)

"John Carswell"   John Carswell   02/07/10

DIRECTOR'S SIGNATURE   PRINT FULL NAME   DATE SIGNED (YY/MM/

KELSO TECHNOLOGIES INC.

QUARTERLY REPORT

SCHEDULE B

Nine Months Ended May 31, 2002

1. No deferred costs were incurred during the period.

2. Related Party Transactions

Related parties are directors and officers, companies controlled by the directors and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the period:

Consulting	$	15,500
Legal	$	51,664
Management fees	$	61,650
Rent	$	7,583
Research and development costs	$	67,649

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable are $66,946 to related parties.

3. a) Summary of Securities Issued During the Period:

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
01/10/11	Common	Private Placement	5,483,102	$0.10	$ 548,310	Cash
01/11/09	Common	Options Exercised	100,000	$0.11	$ 11,000	Cash
02/02/27	Common	Options Exercised	50,000	$0.11	$ 5,500	Cash
02/05/13	Common	Private Placement	100,000	$0.12	$ 12,000	Cash
02/05/27	Common	Private Placement	200,000	$0.10	$ 20,000	Cash
02/05/29	Common	Exercised Warrants	190,000	$0.10	$ 19,000	Cash

b) Stock options granted during the period

Date	Number of Shares	Name	Exercise Price	Expiry
01/10/11	620,299	James Williams	$0.10	06/10/11
01/11/22	49,029	John Carswell	$0.10	06/11/22
01/11/22	98,257	Stephen Grossman	$0.10	06/11/22

4. a) Share Capital:

Authorized:

100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting preference, Series 1

100,000,000 common shares without par value

b) Issued and Fully Paid:

28,369,423 common shares

130,500 Class "A" convertible, voting preference shares, Series 1

c) Summary of Options, Warrants and Convertible Securities:

i) Stock Options Outstanding at May 31, 2002

Number of Shares	Exercise Price	Expiry Date
810,925	$0.11	March 3, 2005
121,418	$0.11	April 18, 2005
375,000	$0.14	April 18, 2005
695,300	$0.11	October 6, 2005
620,299	$0.10	October 11, 2006
147,286	$0.10	November 22, 2006

ii) Warrants Outstanding at May 31, 2002

Number of Shares	Exercise Price	Expiry Date
391,215	$0.27	June 22, 2002
65,000	$0.17	October 30, 2002
60,000	$0.10	September 18, 2003
1,289,770	$0.10	September 20, 2003
721,200	$0.10	September 21, 2003
127,650	$0.10	September 24, 2003
155,300	$0.10	October 1, 2003
1,838,620	$0.10	October 2, 2003
1,038,442	$0.10	October 3, 2003
62,120	$0.10	October 5, 2003

d) Escrowed Shares

750,000 common shares issued at $0.01 per share are held in escrow.

5. List of Directors

John Carswell
Stephen Louis Grossman
Bryce Stewart

List of Officers

John Carswell – Vice President, Corporate Communications
Stephen L. Grossman – President and CEO
D. Brian Hay – Vice President, Corporate Affairs and Development
Barry LaCroix – Vice President of Engineering
Harley D. Sinclair – Secretary
James W. Williams, 3rd – Vice President, Valve Development

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION

SCHEDULE C

Nine Months Ended May 31, 2002

Description of Business

The company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The Kelso JS75 SRV is Kelso's first patented pressure relief valve that is an external valve which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self governing body for the railroad industry in North America and Mexico, which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a service trial prior to commercialization.

In order to enter the service trial, the Company must install a JS75 SRV on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso has concluded installing all thirty Kelso JS75 SRV valves on their leased Union Tank cars as of March 15, 2002. These cars are now travelling throughout all of North America.

Kelso is pleased to report that it held its Annual General Meeting on February 14, 2002, and all of the directors were re-elected along with all propositions being passed. Kelso is very thankful for the continuing support its shareholders have given Kelso and its management staff.

Discussion of Operations, Financial Condition and Milestones

Liquidity and Solvency

During the nine months ended May 31, 2002, the company earned no revenues and incurred $260,508 in general and administrative expenses. The major expenditures during the year were as follows:

Accounting and legal	$	81,191
Management fees	$	69,650
Consulting	$	34,611

Audit and accounting fees for the period totalled $6,575. Legal fees of $41,146 is due to the law firm of Godhino Sinclair (one of the principals of which Harley Sinclair, the Company's Corporate Secretary) for general legal matters. The remaining $12,966 in legal fees related to patent work on the JS75 SRV and other general legal matters.

During the nine month period, $61,650 was paid or accrued as management fees to Stephen L. Grossman (President and CEO of the company).

Subsequent Events

Subsequent to May 31, 2002, the Company has had the opportunity to inspect the Kelso JS75 SRV valves at various times as the tank cars return to their facility in Sarnia, Ontario. Kelso is pleased to report that these inspections have proven that the Kelso valves are performing as anticipated with no unexpected events occurring. Kelso feels this is a very positive sign as it is a significant step forward towards commercialization.

Kelso is further pleased to announce that it has signed an Engagement Letter with Dominick and Dominick Securities Inc. to assist in raising up to 3 million (USD) in order for Kelso to compete the AAR Service Trial, enter commercialization of its Kelso JS75 SRV, begin research and development of additional pressure relief valves in other industries beyond just the rail industries, and for general working capital. Due to a team effort between Kelso and Dominick & Dominick, on June 3, 2002, an Offering Memorandum was completed which will now be presented to various Venture Capitalist in hopes of securing the needed capital as mentioned above.

As at the date hereof, Mr. Grossman has accrued unpaid management consulting fees in the approximated amount of $47,950.

If you have any questions, please feel free to contact Kelso at 1-604-899-1274

Kelso thanks you...

Stephen L. Grossman, President and C.E.O.
Kelso Technologies Inc.